RED LION HOTELS CORPORATION

1550 Market Street, Suite 350

Denver, Colorado 80202

December 20, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Stacie Gorman, Senior Counsel Office of Real Estate and Commodities

Re:	Red Lions Hotels Corporation
Registration Statement on Form S-3
Filed November 15, 2018
File No. 333-228405

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Red Lion Hotels Corporation hereby requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Daylight Savings Time, on December 26, 2018, or as soon thereafter as is practicable.

Thank you for your assistance in this matter. Should you have any questions, please contact Erin Letey at (206) 389-1585.

Very truly yours,

/s/ Thomas L. McKeirnan

Thomas L. McKeirnan

Executive Vice President, General Counsel